Exhibit 99.1
PRESS RELEASE
FOR IMMEDIATE RELEASE

SUPERCOM, LTD. RAISES APPROXIMATELY $3.5 MILLION
IN PRIVATE PLACEMENTS
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New York, NY, and Ra’anana, Israel - October 13, 2004 - SuperCom, Ltd. (Euronext: SUP), a leading smart card and e-ID technology integrator and solutions provider serving governmental and commercial markets, today announced that following its announcement dated July 1, 2004 regarding the process of raising funds through private placement, it has raised approximately $3.5 million of gross proceeds in new private equity financing.

SuperCom has successfully completed private placements of an aggregate of 4,029,415 of its ordinary shares to institutional and private investors at an aggregate purchase price of approximately $3.5 million at a price of $0.85 per share. In addition, such investors were issued warrants exercisable for five years from the closing date for the purchase of an aggregate of up to 1,611,769 ordinary shares at an exercise price of $1.10 per share. Following these private placements, SuperCom has 16,996,287 ordinary shares outstanding.

The Securities & Exchange Commission (SEC) has declared SuperCom's Form 20-F registration statement effective, giving the Company a class of securities registered with the SEC. SuperCom is continuing the application process with the NASD to have its shares quoted on the Over-the-Counter Bulletin Board (OTCBB). When SuperCom receives approval from the NASD for quotation of its ordinary shares on the OTCBB, the Company will announce its ticker symbol and its first day of U.S. trading.

“The newly acquired financing will be used to support large-scale implementation of new projects that SuperCom is about to undertake for its customers. In turn, this will improve our capabilities to take on additional client projects,” said Eyal Tuchman, Chief Financial Officer of SuperCom, Ltd.

Broadband Capital Management LLC acted as placement agent in the private placement of units that were sold to institutional and private investors in the US. Goldhar Corporate Finance Ltd. and Meitav Capital Ltd. acted as placement agents in the private placement of units, which were sold to financial institutions and private investors in Israel.

SuperCom, under the symbol "SUP" is expected to continue trading on Euronext, the pan-European exchange in Brussels.

About SuperCom:
SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects. SuperCom offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports. SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration. Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong. For more information, visit our website at www.supercomgroup.com.

Safe Harbor:
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.
This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO SuperCom, Ltd. +972 9 775 0800 eyalt@supercomgroup.com	Dahlia Bailey / Jerry Cahn PortfolioPR 212 736 9224 dbailey@portfoliopr.com / jcahn@portfoliopr.com